

December 22, 2011

Via E-Mail
John Bevan
Chief Executive Officer
Alumina Limited
Level 12, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

> **Re:** **Alumina Limited**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed May 27, 2011**
> **File No. 001-10375**

Dear Mr. Bevan:

We have reviewed your letter dated November 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

AWAC Exploration and Mining Properties page 22

1.   We note your response to prior comment 6. For each of your mines please disclose the number of years of mining that could be performed based on your detailed assessments.

Financial Report for the Year Ended December 31, 2010

Notes to and Forming Part of the Financial Statements for the Year Ended December 31, 2010

Note 12 – Investments in Associates, (f) Expenditure commitments and contingent liabilities, page F-28

2.   Your response to prior comment 2 states your intention to disclose your reliance on information from Alcoa World Alumina and Chemicals ("AWAC") with regard to contingent liabilities. The disclosure in your filing should provide management's assessment of the outcome of contingent liabilities related to your investment in AWAC. It does not appear that this disclosure should indicate that management's judgment is supplanted in any way by AWAC. Please explain how you use information obtained from AWAC's financial statements and AWAC management updates to apply the recognition criteria per IAS 37 and provide disclosure indicating whether the disposition of these matters will materially impact your financial position, results of operations, and liquidity.

3.   Your response to prior comment 2 indicates that you will provide updated disclosure regarding the expected outcome of the suit filed by Aluminium Bahrain B.S.C. in your Form 20-F for the fiscal year ended December 31, 2011. Please provide us with a summary of the current status of this suit along with a discussion of management's application of the guidance per IAS 37. In addition, please request that Alcoa Inc. provide us with information explaining why it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss related to this matter.

4.   We note the disclosure per page F-28 of your filing regarding the AWAC Formation Agreement which states that "Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement)." Please provide additional detail regarding the items that are deemed to be "Extraordinary Liabilities" and confirm that you will provide expanded disclosure on this point in future Exchange Act filings. Your response should explain whether each contingent liability described in this section of your filing is the direct obligation of AWAC or the parties to the AWAC Formation Agreement. To the extent that any of these contingent liabilities may be your direct obligation, please provide your evaluation of each item consistent with IAS 37.

5.   We note your response to prior comment 3 states that the "ultimate liability" for pending or asserted matters "could not be determined because of the considerable uncertainties that existed at balance date." Please provide us with additional detail describing these uncertainties and the resulting impact on your ability to evaluate the contingent liabilities described in your filing. For example, it does not appear that a lack of information regarding damages sought by a plaintiff would necessarily prevent the estimation of an obligation. Refer to paragraph 25 of IAS 37.

John Bevan
Alumina Limited
December 22, 2011
Page 3

6.   We note your response to prior comment 4 discusses management's ability to determine if an unfavorable outcome is probable and a loss is reasonably estimable. The disclosure in your filing makes reference to management's ability to reasonably predict an outcome and to estimate a range of reasonably possible loss. Please revise your disclosure to provide language consistent with paragraph 14 of IAS 37 which appears to require the recognition of a provision when an outflow of resources to settle a present obligation is probable and can be reliably estimated.

Alcoa World Alumina and Chemicals

Combined Financial Statements

Notes to Combined Financial Statements

O. Commitments and Contingencies, page F-92

7.   We note the disclosure per page F-93 stating that "it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies." The disclosure also states that "based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position, results of operations or liquidity of AWAC." It is not clear whether the disclosure provided intends to convey that remote (but not reasonably possible) loss contingencies may be material. Please request that this disclosure be revised to ensure that language that may be interpreted as contradictory is not provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311 if you have questions regarding accounting comments. For engineering comments, please contact John Coleman at (202) 551-3610.

                                Sincerely,

                                /s/ Ethan Horowitz

                                Ethan Horowitz
                                Accounting Branch Chief